AFRICO RESOURCES LTD.

Consolidated Financial Statements
(Stated in US Dollars)

December 31, 2005

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Africo Resources Ltd.

We have audited the consolidated balance sheet of Africo Resources Ltd. as at December 31, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for the periods then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and cash flows for the periods then ended in accordance with generally accepted accounting principles in Canada.

Chartered Accountants
Vancouver, British Columbia, Canada
May 29, 2006

AFRICO RESOURCES LTD.
Consolidated Balance Sheet
(Stated in US Dollars)

	December 31, 2005	December 31, 2004

ASSETS
Current
Cash and cash equivalents	$2,640,707	$143,407)
Accounts receivable	45,535	54,202
Total Current Assets	2,686,242	197,609)

Investment (note 4)	669,046	487,882
Loans receivable (note 5)	6,928,716	2,598,813
Mineral properties (note 6)	4,397,372	3,255,707)
Total Assets	$14,681,376	$6,540,011

LIABILITIES
Current
Accounts payable and accrued liabilities	$437,810	$385,766
Notes payable	-	40,917
Total current liabilities	437,810	426,683

Future income tax liability (note 8)	1,758,949	1,302,283
Total Liabilities	2,196,759	1,782,966

Shareholders’ equity
Share capital (note 7)	13,307,184	4,882,316)
Contributed Surplus (note 7)	784,329	-
Deficit	(1,606,896)	(71,271)
Total Shareholders’ Equity	12,484,617	4,811,045
Total Liabilities and Shareholders’ Equity	$14,681,376	$6,540,011

See accompanying notes to the consolidated financial statements
Nature of operations and going concern (note 1)
Subsequent events (note 9)

Approved by the Board of Directors:
'David Adamson'	'Chris Theodropoulos'
David Adamson Director	Chris Theodropoulos Director

AFRICO RESOURCES LTD.
Consolidated Statements of Operations and Deficit
(Stated in US Dollars)

	Year ended December 31, 2005	Year ended December 31, 2004

Expenses
Management and consulting fees	$351,057	$41,168)
General and administrative costs	19,992	3,189
Professional fees	128,059	113,111)
Stock based compensation (Note 7)	401,575	-
Telephone	803	2,589
Travel and accommodation	53,755	-
Loss before other items:	(955,241)	(160,057)

Write-down of mineral properties	(683,403)	-
Foreign exchange gain	168,821	125,904)
Interest and other income	3,034	--
Loss on equity accounted investment (note 4)	(68,836)	(37,118)
Loss for the year	(1,535,625)	(71,271)

Deficit, beginning of year	(71,271)	-
Deficit, end of year	$(1,606,896)	$(71,271)

See accompanying notes to the consolidated financial statements

AFRICO RESOURCES LTD.
Consolidated Statement of Cash Flows
(Stated in US Dollars)

	Year ended December 31, 2005	Year ended December 31, 2004

Operating Activities
Net loss for the year	$(1,535,625)	$(71,271)
Adjustment for items which do not involve cash:
Stock based compensation	401,575	-
Loss on equity accounted investment	68,836	37,118
Unrealised foreign exchange gains	(95,298)	(5,997))
Write-off of mineral properties	683,403	-
	(477,109)	(40,150)
Changes in non-cash working capital components:
Accounts receivable	8,667	(34,202)
Accounts payable and accrued liabilities	(171,251)	97,861
Notes payable	(40,917)	40,917)
Cash used in operating activities	(680,610)	64,426

Investing Activities
Deferred mineral property costs	(653,883)	-
Purchase of investments	(250,000)	(525,000))
Loans receivable	(4,193,926)	(2,330,908)
Cash used in investing activities	(5,097,809)	(2,855,908)

Financing Activities
Common shares issued for cash - net of share issue expenses	8,180,421	2,928,892)
Cash provided by financing activities	8,180,421	2,928,892)

Net increase in cash and cash equivalents during the year	2,402,002	137,410
Cash and cash equivalents, beginning of year	143,407	-)
Unrealised foreign currency gains included in cash at year end	95,298	5,997
Cash and cash equivalents, end of year	$2,640,707	$143,407

Supplemental Disclosure of Non-Cash Investing and Financing Activities

Investing and financing activities
Common shares issued for mineral property acquisition	$302,245	$1,953,424)

See accompanying notes to the consolidated financial statements

AFRICO RESOURCES LTD.
Notes to the Consolidated Financial Statements
(Stated in US Dollars)

1. NATURE OF OPERATIONS AND GOING CONCERN

The Company is incorporated under the laws of the province of British Columbia, Canada, and is a mineral resource company engaged in exploring, acquiring and developing precious metal and base metal properties. The Company holds a 36% (2004 - 24%) interest in H&J Swanepoel Family Trust s.p.r.l. (H&J), which in turn holds the right to earn a 75% interest in the Kalukundi copper / cobalt project (the Kalukundi project) in the Democratic Republic of the Congo (DRC) through its 75% ownership of Swanmines s.p.r.l. (Swanmines). The Company can increase its interest in H&J to 100% subject to certain obligations described in note 6 below. During the year the company acquired an option to earn a 70% interest in the Kamasani copper / cobalt joint venture in the Democratic Republic of the Congo, in an area adjacent to the Kalukundi project, subject to certain obligations as described in note 6 below. At the date of these financial statements the Company was still in negotiations concerning this property.

The recoverability of the cost of mineral properties and related deferred exploration expenditures is dependent upon the discovery of economically recoverable reserves, preservation of the Company’s interest in the underlying mineral claims, the ability of the company to obtain necessary financing to complete the project, and future profitable production or alternatively, upon the Company’s ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material reduction in the carrying amounts of loan receivable, investments, mineral properties and related fixed assets.

The mineral properties are also subject to title and sovereign risks, including political and economic instability, government regulations relating to mining, military repression, civil disorder, currency fluctuations and inflation, all or any of which may impede the Company’s activities or may result in the impairment or loss of part or all of the Company’s interest in the properties.

The viability of the Kalukundi project and the ability for the company to continue as a going concern are dependent on future financing. The company is committed to making certain payments related to Kalukundi and may elect to make certain other payments regarding Kamanasi (see note 6). Based on studies to date, discussions with equity partners and potential debt providers, management believes that a viable financing strategy can be concluded to fund the feasibility study for Kalukundi and its initial development.

If financing is not achieved, the Company may not be able to meet its obligations as they become due. These financial statements have been prepared on the going concern basis that assumes continuity of operations and realization and settlement of liabilities in the normal course of business. A different basis of measurement may be appropriate if the going concern assumption does not prevail.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and Consolidation

The consolidated financial statements are prepared in accordance with generally accepted accounting principles accepted in Canada. A summary of the Company’s significant accounting policies is set out below:

AFRICO RESOURCES LTD.
Notes to the Consolidated Financial Statements
(Stated in US Dollars)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its 100% owned subsidiary, Seven Season Trading 146 (Pty) Ltd, a South African company providing operating services to the group. All significant inter-company balances and transactions have been eliminated upon consolidation.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of any contingent assets and liabilities as at the date of the financial statements, as well as the reported amounts of revenues earned and expenses incurred during the period. Key estimates relate to the recoverability of loans receivable, investments, mineral property carrying values and future income taxes. Actual results could differ from those estimates.

Foreign Currency Translation

The functional currency of the company is US dollars and for its subsidiary, South African Rands. The company has limited exposure to fluctuations between the US dollar and other currencies because the majority of its transactions and inter-company balances are designated in US dollars.

The Company follows the temporal method of accounting for the translation of integrated foreign currency denominated amounts into US dollars. Under this method monetary assets and liabilities are translated into US dollars at the exchange rate in effect at balance sheet date; non-monetary assets and liabilities are recorded at historical rates; and revenues and expenses are translated at approximate exchange rates prevailing on the dates of the respective transactions, except for amortization which is recorded at historical rates.

Gains or losses on translation are included in the consolidated statement of operations in the period to which they relate.

Cash and cash equivalents

Cash and cash equivalents comprise cash and short-term notes and bank deposits with an original maturity of three months or less.

Investment

The Company’s investment in H&J Swanepoel family trust s.p.r.l is accounted for using the equity method. Under this method the investment is initially recorded at cost and the carrying value is adjusted to reflect the company’s pro rata share of earnings or losses.

AFRICO RESOURCES LTD.
Notes to the Consolidated Financial Statements
(Stated in US Dollars)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Mineral Properties and Related Expenditures

Acquisition, option payments and direct exploration costs are deferred until the properties are placed into production, sold or abandoned, at which time these deferred costs will either be amortized on a unit-of-production basis, charged to operations if sold, or written-off.

Mineral property cost includes any cash consideration and advance royalties paid, and the fair market value of shares issued on the acquisition of mineral property interests. Properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts when the payments are made. The recorded amounts of property claim acquisition, option payments and direct exploration costs represent actual expenditures incurred and are not intended to reflect present or future values.

The Company reviews capitalized costs on its property interests on a periodic and annual basis for impairment in value based upon current exploration results and upon management’s assessment of the future probability of profitable operations from the property or from the sale of the property. Management’s assessment of a property’s estimated current fair market value may also be based upon a review of other property transactions that have occurred in the same geographic area as that of the property under review.

Share Capital

Common shares issued for non-monetary consideration are recorded at management’s estimate of fair market value.

Income Taxes

The Company accounts for tax consequences of the differences in the carrying amounts of assets and liabilities and their tax bases using tax rates expected to apply when these temporary differences are expected to be settled. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no future income net asset is recognized. The Company has taken a valuation allowance against all such potential tax assets.

Financial Instruments

The Company’s financial instruments consist of a loan receivable, accounts receivables, accounts payables, and notes payable, the fair values of which approximate their carrying amounts due to the short-term nature of these instruments.

Stock-based Compensation

All stock option-based awards made to consultants and employees are recognized in these consolidated financial statements and measured using a fair value-based method.

Consideration received on the exercise of stock options and compensation warrants is recorded as share capital. The related contributed surplus originally recognized when the options were granted, is transferred to share capital.

AFRICO RESOURCES LTD.
Notes to the Consolidated Financial Statements
(Stated in US Dollars)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Variable interest entities (VIE’s)

The company has adopted the new accounting guideline which requires the consolidation of VIEs by the primary beneficiary. The primary beneficiary is the enterprise that will absorb or receive the majority of the VIEs expected losses, expected residual returns, or both. A VIE is an entity where (a) its equity investment at risk is insufficient to permit the entity to finance its activities without additional subordinated support from others and/or where certain essential characteristics of a controlling financial interest are not met, and (b) it does not meet specified exemption criteria. The adoption of the new accounting guideline relating to VIEs did not have a material effect on the Company.

3.  RELATED PARTY TRANSACTIONS

The following consulting fees were paid to Directors and organizations having common Directors for services rendered to the company:

D Adamson $6,435
B Cavalluzzo $6,435
River Capital Partners Ltd (L M Maree) $92,920
J Swanepoel  $37,559
143 Investments Ltd (C Theodropoulos) $83,571

J Swanepoel owed the company a net amount of $22,079 at the year-end. The company owed D Adamson $6,435, and B Cavlluzzo $6,435 at the year end.

A shareholder, Rubicon Minerals Corp. received management fees amounting to $62,138. The balance owing to Rubicon Minerals Corp. and included in accounts payable at the year-end amounted to $17,536.

A bonus share issue of 200,000 shares with an estimated fair value of CAD$1.75 each was made to a Director, J Swanepoel in December 2005 in respect of services rendered that resulted in the company securing greater rights to the Kalukundi project than had originally been anticipated.

Other related party transactions are disclosed elsewhere in these financial statements.

4. INVESTMENT

At the year end the company held a 36% (2004 - 24%) interest in H&J Swanepoel Family Trust s.p.r.l. (H&J) This investment has been accounted for using the equity basis of accounting.

	2005	2004
H&J Swanepoel Family Trust s.p.r.l.
Shares at cost	$775,000	$525,000
Cumulative equity losses of investment	(105,954)	(37,118)
Total investment	$669,046	$487,882

During the year the year ended December 31, 2005 the company paid $250,000 to increase its share from 24% to 36% of H&J. H&J holds the right to earn a 75% interest in the Kalukundi copper / cobalt project in the Democratic Republic of the Congo (the Kalukundi project) through its 75% ownership of Swanmines. The remaining interest in Swanmines is held by Gecamines, which is the government controlled mining entity in the DRC.

AFRICO RESOURCES LTD.
Notes to the Consolidated Financial Statements
(Stated in US Dollars)

4. INVESTMENT, (continued)

The acquisition of the Company’s initial interest was made in the prior year through a series of staged cash payments totalling $525,000

The company can increase its holding in H&J to 100% by making the following payments:

a) $250,000 by May 2006 (12% interest) - paid May 2006.

b)
$1,250,000 by May 2007, subject to completion by the Company of a feasibility study with an estimated cost of $6 million, which is required in fulfillment of H&J’s obligations under Swanmines exploration license.

5. LOANS RECEIVABLE

Included in loans receivable is a loan to Swanmines, of $6,882,931 to fund operating expenses and the feasibility study in respect of the Kalukundi project (see note 6). The loan is without interest or fixed terms of repayment and recoverability of this loan is dependent on the viability of the Kalukundi project.

6. MINERAL PROPERTIES

For the Year ended 31 December 2004		Kalukundi Congo	Total
Balance beginning of year		-	-
Acquisition costs and option payments		1,953,424	$1,953,424
Future income tax component		1,302,283	1,302,283
Total costs incurred during the year		3,255,707	3,255,707
Balance 31 December 2004		3,255,707	$3,255,707

For the Year ended 31 December 2005	Kamasani Congo	Kalukundi Congo	Total
Balance beginning of year	-	3,255,707	3,255,707
Acquisition costs and option payments	502,909	302,245	$805,154
Exploration costs
Feasibility Costs	150,974	-	150,974
Consulting fees	29,520	-	29,520
Stock based compensation (note 7)	-	382,754	382,754
Future income tax component	-	456,666	456,666
Total costs incurred during the year	683,403	1,141,665	1,825,068
Property write-offs	(683,403)	-	(683,403)
Balance 31 December 2005	-	4,397,372	$4,397,372

AFRICO RESOURCES LTD.
Notes to the Consolidated Financial Statements
(Stated in US Dollars)

6. MINERAL PROPERTIES (continued)

The Company’s significant mineral properties are as follows:

Kalukundi

During the year ended December 31, 2004 the company issued 5,033,585 shares with a fair value of CAD $2,516,793 for services rendered in introducing, among other things, the H&J transaction to the company..

During 2005 the company issued an additional 200,000 shares with a book value of $302,245 to a Director in respect of services rendered that resulted in the company securing greater rights in the project that had originally been anticipated.

In addition to the services provided in introducing the company to the H&J transaction, the consideration paid above also entitles the company to the following:

i)
A 100% interest in the Mporokoso gold project in Zambia together with the exclusive right and option to purchase up to an undivided 100% interest in three additional exploration license applications, all of which are subject to existing joint venture agreements between Placer Dome and an entity controlled by the seller.

ii)	A 100% interest in the exclusive prospecting order covering the Snake’s Head PGE project in Zimbabwe.

iii)	A 100% interest in the mining claims covering the Electra gold project in Zimbabwe.

iv)	A 100% interest in three exclusive prospecting orders related to gold projects in Northern Zimbabwe.

No portion of the acquisition costs has been allocated to these additional properties.

Kamasani

In June 2005 the company entered into an due diligence-option agreement with La Congolaises des mines et de developpement s.p.r.l. (COMIDE) to form a Joint Venture to explore for, and exploit viable deposits of Copper and Cobalt and other base or precious metals and minerals on the Kamasani Properties.

As of the date of these financial statements, the Company has not been able to establish matters in respect of title and has not finalized negotiations concerning the property. Costs associated with this property of $683,403 were written off during the period.

AFRICO RESOURCES LTD.
Notes to the Consolidated Financial Statements
(Stated in US Dollars)

6. MINERAL PROPERTIES (continued)

Royalties

The Company’s mineral properties are subject to the following royalties:

In respect of the Kalukundi project, Swanmines is subject to a royalty of 2.5% of gross revenues, payable to Gecamines.  A further Net Smelter Returns royalty of 2% is payable to the Government in terms of the Mining Code of the Democratic Republic of the Congo.

In respect all of the properties acquired as part of the H&J transaction:

•	A 0.5% Net Smelter Returns royalty is payable to Resource Marketing Services Ltd (RMS) which may be payable in shares of the company.

•
A 0.5% Net Smelter Returns royalty payable to Rubicon Minerals Corp. (Rubicon), or right of first refusal on any interests in the above properties, rights, assets, and opportunities which the Company wishes to sell.

7. SHARE CAPITAL

Authorised:

Unlimited common shares without par value

Issued:	Number of Shares	Amount
Private placements	7,547,171	$2,928,892
For mineral properties (note 6)	5,033,585	1,953,424
Balance, December 31, 2004	12,580,756	4,882,316

Private placements	6,778,383	8,231,622
For mineral properties (note 6)	200,000	302,245
Share issuance costs	-	(108,999)
Balance, December 31, 2005	19,559,139	$13,307,184

During the year ended December 31, 2005 the company completed two private placements resulting in the issuance of 6,778,383 common shares at CAD$1.50 (average of USD$1.21) per share for aggregate gross proceeds of $8,231,622. In addition the company issued 200,000 shares to a director at an estimated fair market value of CAD$1.75 (USD$1.51) per share for services rendered that resulted in the company securing greater rights in the Kalukundi project than had originally been anticipated.

Proceeds from the share placements in 2005 will be used to finance operations and the ongoing $6 million feasibility study on the Kalukundi project in the DRC

AFRICO RESOURCES LTD.
Notes to the Consolidated Financial Statements
(Stated in US Dollars)

7. SHARE CAPITAL, (continued)

Options outstanding

During the year the Company adopted an incentive plan in which common shares totalling up to 20% of the issued shares of the Company have been made available for the Company to grant incentive stock options to certain directors, officers, employees and consultants of the Company.

A summary of changes to stock options during the period are as follows:

Options	2005
	Number of shares	Weighted-average exercise price
Outstanding at beginning of year	-	-
Granted	1,225,000	CAD$ 0.87
Outstanding and exercisable at end of year	1,225,000	CAD$ 0.87

Stock options outstanding and exercisable at December 31, 2005 were as follows:

Number outstanding	Weighted average remaining useful life (years)	Weighted average exercise price
1,025,000	4.3	CAD$ 0.75
200,000	4.5	CAD$ 1.50
1,225,000	4.3	CAD$ 0.87

During 2005 the Company granted 1,225,000 stock options, at a price of CAD$0.75, and CAD$1.50 per share, to officers, employees and consultants. Stock based compensation expense of $401,575 has been recorded in operations in respect of the stock options granted to officers and employees and $382,754 has been recorded in mineral properties in respect of the stock options granted to consultants involved in the Kalukundi project. The total amount credited to contributed surplus during the year in respect of stock options awarded amounted to $784,329. The options vest immediately.

The stock based compensation expense was estimated using the Black-Scholes option-pricing model. Assumptions used in the pricing model are as follows:

Dividend Yield   : 0%
Average risk free interest rate : 4.1%
Expected volatility   : 0%
Expected life of option  : 5 years

AFRICO RESOURCES LTD.
Notes to the Consolidated Financial Statements
(Stated in US Dollars)

8. INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	Year ended December 31, 2005	Year ended December 31, 2004

Statutory rate	34.87%	35.62%

Income tax recovery computed at statutory rate	(535,472)	(25,387)
Non-deductible expenses for tax purposes	156,725	29,103
Foreign income subject to different tax rates	438	352
Other	31,934	(9,777)
Change in valuation allowance	346,375	5,709
Income tax expense	-	-

Future income taxes arise from temporary differences in the recognition of income and expenses for financial reporting and tax purposes. The significant components of the future income tax assets and liabilities are as follows:

	Year ended December 31, 2005	Year ended December 31, 2004

Future income tax assets
Tax losses	112,917	5,709
Other temporary differences	281,989	-
Less valuation allowance	(394,906)	(5,709)
Net future income tax assets	-	-
Future income tax liabilities
Mineral properties	(1,758,949)	(1,302,283)
Net future income tax liabilities	(1,758,949)	(1,302,283)

At December 31, 2005, the Company had non-capital losses of approximately $332,999 (2004 - $17,015) available to reduce future taxable income. Of this amount, $319,423 (2004 - $10,754) will expire in periods ranging from nine to ten years. In addition the company has approximately $700,958 of resource and other tax pools available to offset future income.

AFRICO RESOURCES LTD.
Notes to the Consolidated Financial Statements
(Stated in US Dollars)

9. SUBSEQUENT EVENTS

In addition to items disclosed elsewhere in these notes, the following occurred during the period subsequent to December 31, 2005 and up to May 29, 2006:

Options

During 2006 the Company granted / ratified 325,000 options at a price of CAD$1.75 and 770,000 options at a price of CAD$2.50 per share to officers, employees and consultants.

Mineral properties

H&J Investment

In May 2006 the Company increased its holding in H&J from 36% to 48% by making a further $250,000 payment as described in note 4.

On May 18, 2006 the Company completed the feasibility study for the Kalukundi project thereby fulfilling H&J’s obligation in respect of the project and earned its interest in the project. The Company is required to submit a production decision and financing plan by November 18, 2006.

AFRICO RESOURCES LTD.

Consolidated Financial Statements
(Stated in US Dollars)

December 31, 2004

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Africo Resources Ltd.

We have audited the consolidated balance sheet of Africo Resources Ltd. as at December 31, 2004 and the consolidated statements of operations and deficit and cash flows for the period from January 7, 2004 (date of incorporation) until December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and the results of its operations and cash flows for the period from January 7, 2004 until December 31, 2004 in accordance with generally accepted accounting principles in Canada.

Chartered Accountants
Vancouver, British Columbia, Canada
May 26, 2006

AFRICO RESOURCES LTD.
Consolidated Balance Sheet
(Stated in US Dollars)

December 31, 2004

ASSETS
Current
Cash and cash equivalents	$143,407)
Accounts receivable	54,202
Total Current Assets	197,609)

Investment (note 4)	487,882
Loan receivable (note 5)	2,598,813
Mineral properties (note 6)	3,255,707)
Total Assets	$6,540,011

LIABILITIES
Current
Accounts payable and accrued liabilities	$385,766
Notes payable	40,917
Total current liabilities	426,683

Future income tax liability (note 8)	1,302,283
Total liabilities	1,728,966

Shareholders’ equity
Share capital (note 7)	4,882,316)
Deficit	(71,271)
Total shareholders’ equity	4,811,045
Total liabilities and shareholders’ equity	$6,540,011

See accompanying notes to the consolidated financial statements
Nature of operations and going concern (note 1)
Subsequent events (note 9)

Approved by the Board of Directors:
'David Adamson'	'Chris Theodropoulos'
David Adamson Director	Chris Theodropoulos, Director

AFRICO RESOURCES LTD.
Consolidated Statements of Operations and Deficit
(Stated in US Dollars)

Year ended December 31, 2004

Expenses
Management and consulting fees	$41,168
General and administrative	3,189
Professional fees	113,111
Telephone	2,589
Loss before other items:	(160,057)

Foreign Exchange gain	125,904
Loss on equity accounted investment (note 4)	(37,118)
Loss for the year	(71,271)

Deficit, beginning of year	-
Deficit, end of year	$(71,271)

See accompanying notes to the consolidated financial statements

AFRICO RESOURCES LTD.
Consolidated Statement of Cash Flows
(Stated in US Dollars)

Year ended December 31, 2004

Operating Activities
Net loss for the year	$(71,271)
Adjustment for items which do not involve cash:
Loss on equity accounted investment	37,118
Unrealised foreign exchange gains	(5,997)
(40,150)
Changes in non-cash working capital components:
Accounts receivable	(34,202)
Accounts payable and accrued liabilities	97,861
Notes payable	40,917
Cash received from operating activities	64,426

Investing Activities
Loan receivable	(2,330,908)
Purchase of investments	(525,000)
Cash used in investing activities	(2,855,908)

Financing Activities
Common shares issued for cash	2,928,892
Cash provided by financing activities	2,928,892

Net increase in cash during the year	137,410
Cash and cash equivalents, beginning of year	-
Unrealised foreign currency gains included in cash at year end	5,997
Cash and cash equivalents, end of year	$143,407

Supplemental Disclosure of Non-Cash Investing and Financing Activities

Investing and financing activities
Common shares issued for mineral property acquisition	$1,953,424

See accompanying notes to the consolidated financial statements

AFRICO RESOURCES LTD.
Notes to the Consolidated Financial Statements
(Stated in US Dollars)

1.  NATURE OF OPERATIONS AND GOING CONCERN

The Company was incorporated on January 7, 2004 under the laws of the province of British Columbia, Canada, and is engaged in exploring, acquiring and developing precious metal and base metal properties. The Company holds a 24% interest in H&J Swanepoel Family Trust s.p.r.l. (H&J), which in turn holds the right to earn a 75% interest in the Kalukundi copper / cobalt project in the Democratic Republic of the Congo (the Kalukundi project) through its 75% ownership of Swanmines s.p.r.l. (Swanmines). The Company can increase its interest in H&J to 100% subject to certain obligations described in note 6 below.

The recoverability of the cost of mineral properties and related deferred exploration expenditures is dependent upon the discovery of economically recoverable reserves, preservation of the Company’s interest in the underlying mineral claims, the ability of the company to obtain necessary financing to complete the project, and future profitable production or alternatively, upon the Company’s ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material reduction in the carrying amounts of the loan receivable, investments, mineral properties and related fixed assets.

The mineral properties are also subject to title and sovereign risks, including political and economic instability, government regulations relating to mining, military repression, civil disorder, currency fluctuations and inflation, all or any of which may impede the Company’s activities or may result in the impairment or loss of part or all of the Company’s interest in the properties.

The viability of the Kalukundi project and the ability for the company to continue as a going concern are dependent on future financing. The company is committed to making certain payments related to Kalukundi (see note 6) and may elect to make certain other payments regarding Kamanasi (see note 9). Based on studies to date, discussions with equity partners and potential debt providers, management believes that a viable financing strategy can be concluded to fund the feasibility study for Kalukundi and its initial development.

If financing is not achieved, the Company may not be able to meet its obligations as they become due. These financial statements have been prepared on the going concern basis that assumes continuity of operations and realization and settlement of liabilities in the normal course of business. A different basis of measurement may be appropriate if the going concern assumption does not prevail.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and Consolidation

The consolidated financial statements are prepared in accordance with generally accepted accounting principles accepted in Canada. A summary of the Company’s significant accounting policies is set out below:

AFRICO RESOURCES LTD.
Notes to the Consolidated Financial Statements
(Stated in US Dollars)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its 100% owned subsidiary, Seven Season Trading 146 (Pty) Ltd, a South African company providing operating services to the group. All significant inter-company balances and transactions have been eliminated upon consolidation.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of any contingent assets and liabilities as at the date of the financial statements, as well as the reported amounts of revenues earned and expenses incurred during the period. Key estimates relate to the recoverability of loans receivable, investments, mineral property carrying values and to future income taxes. Actual results could differ from those estimates

Foreign Currency Translation

The functional currency of the company is US dollars and for its subsidiary, South African Rands. The company has limited exposure to fluctuations between the US dollar and other currencies because the majority of its transactions and inter-company balances are designated in US dollars.

The Company follows the temporal method of accounting for the translation of integrated foreign currency denominated amounts into US dollars. Under this method monetary assets and liabilities are translated into US dollars at the exchange rate in effect at balance sheet date; non-monetary assets and liabilities are recorded at historical rates; and revenues and expenses are translated at approximate exchange rates prevailing on the dates of the respective transactions, except for amortization which is recorded at historical rates.

Gains or losses on translation are included in the consolidated statement of operations in the period to which they relate.

Cash and cash equivalents

Cash and cash equivalents comprise cash and short-term notes and bank deposits with an original maturity of three months or less.

Investments

The Company’s investment in H&J is accounted for using the equity method. Under this method the investment is initially recorded at cost and the carrying value is adjusted to reflect the company’s pro rata share of earnings or losses. Investments also reflect any amount written off for an impairment in value that is considered to be other than temporary.

AFRICO RESOURCES LTD.
Notes to the Consolidated Financial Statements
(Stated in US Dollars)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Mineral Properties and Related Expenditures

Acquisition, option payments and direct exploration costs are deferred until the properties are placed into production, sold or abandoned, at which time these deferred costs will either be amortized on a unit-of-production basis, charged to operations if sold, or written-off.

Mineral property cost includes any cash consideration and advance royalties paid, and the fair market value of shares issued in connection with the acquisition of mineral property interests. Properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts when the payments are made. The recorded amounts of property claim acquisition, option payments and direct exploration costs represent actual expenditures incurred and are not intended to reflect present or future values.

The Company reviews capitalized costs on its property interests on a periodic and annual basis for impairment in value based upon current exploration results and upon management’s assessment of the future probability of profitable operations from the property or from the sale of the property. Management’s assessment of a property’s estimated current fair market value may also be based upon a review of other property transactions that have occurred in the same geographic area as that of the property under review.

Share Capital

Common shares issued for non-monetary consideration are recorded at management’s estimate of fair market value.

Income Taxes

The Company accounts for tax consequences of the differences in the carrying amounts of assets and liabilities and their tax bases using tax rates expected to apply when these temporary differences are expected to be settled. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net future income asset is recognized. The Company has taken a valuation allowance against all such potential tax assets.

Financial Instruments

The Company’s financial instruments consist of a loan receivable, accounts receivables, accounts payables, and notes payable, the fair values of which approximate their carrying amounts due to the short-term nature of these instruments.

3.  RELATED PARTY TRANSACTIONS

A shareholder, Rubicon Minerals Corp., received management fees amounting to $64,281, which included $25,493 in respect of rights granted to the Company for certain legal and due diligence documents. The balance owing to Rubicon Minerals Corp. and included in accounts payable at the year end amounted to $68,781. Other related party transactions are disclosed elsewhere in these financial statements.

AFRICO RESOURCES LTD.
Notes to the Consolidated Financial Statements
(Stated in US Dollars)

4. INVESTMENTS

December 31, 2004
H&J Swanepoel Family Trust s.p.r.l.
Shares at cost	$525,000
Equity loss of investment	(37,118)
Total investment	$487,882

During 2004 the company acquired a 24% interest in H&J Swanepoel Family Trust s.p.r.l. (H&J), a Democratic Republic of the Congo (DRC) corporate entity. H&J holds the right to earn a 75% interest in the Kalukundi copper / cobalt project in the Democratic Republic of the Congo (the Kalukundi project) through its 75% ownership of Swanmines. The remaining interest in Swanmines is held by Gecamines, which is the government controlled mining entity in the DRC. The purchase of the interest in H&J was made through a series of staged cash payments totaling $525,000.

The company can increase its holding in H&J to 100% by making the following payments:

a) $250,000 by May 2005 (12% interest) - paid in May 2005.

b)	$250,000 by May 2006 (12% interest) - paid in May 2006.

c)
$1,250,000 by May 2007, subject to completion by the Company of a feasibility study with an estimated cost of $6 million which is required in fulfillment of H&J’s obligations under Swanmines’ exploration license.

The company has accounted for this investment on the equity basis since inception on the basis that it is considered to have exercised significant influence over H&J from the date of its initial investment.

5. LOAN RECEIVABLE

The loan receivable comprises a loan to Swanmines, to fund operating expenses and the feasibility study in respect of the Kalukundi project (see note 6). The loan is without interest or fixed terms of repayment and recoverability is wholly dependent on the viability of the Kalukundi project.

6. MINERAL PROPERTIES

Kalukundi DRC
Acquisition costs and option payments (note 7)	1,953,424
Future income tax component	1,302,283
Balance, 31 December 2004	3,255,707

During the year ended December 31, 2004 the company issued 5,033,585 shares with a fair value of CAD $2,516,793 for services rendered in introducing, among other things, the H&J transaction to the company.

AFRICO RESOURCES LTD.
Notes to the Consolidated Financial Statements
(Stated in US Dollars)

6. MINERAL PROPERTIES (continued)

In addition to the services provided in introducing the company to the H&J transaction, the consideration paid above also entitles the company to the following:

i)
A 100% interest in the Mporokoso gold project in Zambia together with the exclusive right and option to purchase up to an undivided 100% interest in three additional exploration license applications, all of which are subject to existing joint venture agreements.

ii)	A 100% interest in the exclusive prospecting order covering the Snake’s Head PGE project in Zimbabwe.

iii)	A 100% interest in the mining claims covering the Electra gold project in Zimbabwe.

iv)	A 100% interest in three exclusive prospecting orders related to gold projects in Northern Zimbabwe.

No portion of the acquisition costs has been allocated to these additional properties.

Royalties:

The Company’s mineral properties are subject to the following royalties:

In respect of the Kalukundi project, Swanmines is subject to a royalty of 2.5% of gross revenues, payable to Gecamines.  A further Net Smelter Returns royalty of 2% is payable to the Government in terms of the Mining Code of the Democratic Republic of the Congo.

In respect all of the properties acquired as part of the H&J transaction:

A 0.5% Net Smelter Returns royalty is payable to Resource Marketing Services Ltd (RMS), which may be payable in shares of the company.

A 0.5% Net Smelter Returns royalty payable to Rubicon Minerals Corp. (Rubicon), or right of first refusal on any interests in the above properties, rights, assets, and opportunities which the Company wishes to sell.

AFRICO RESOURCES LTD.
Notes to the Consolidated Financial Statements
(Stated in US Dollars)

7. SHARE CAPITAL

Authorised:

Unlimited common shares without par value

Issued:	Number of Shares	Amount
Private placements	7,547,171	2,928,892
For mineral properties (note 6)	5,033,585	1,953,424
Balance, December 31, 2004	12,580,756	4,882,316

During the year the company issued 12,580,756 common shares at CAD$0.50 (average USD$0.39) per common share for aggregate gross proceeds of $4,882,316 comprising cash of $2,928,892 and mineral properties valued at $1,953,424. Cash proceeds were primarily used to finance operations and the initial stages of a $6 million feasibility study on the Kalukundi project in the DRC.

8. INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

Year ended December 31, 2004

Statutory rate	35.62%

Income tax recovery computed at statutory rate	(25,387)
Non-deductible expenses for tax purposes	29,103
Foreign income subject to different tax rates	352
Other	(9,777)
Change in valuation allowance	5,709
Income tax expense	-

AFRICO RESOURCES LTD.
Notes to the Consolidated Financial Statements
(Stated in US Dollars)

8. INCOME TAXES (continued)

Future income taxes arise from temporary differences in the recognition of income and expenses for financial reporting and tax purposes. The significant components of the future income tax assets and liabilities are as follows:

Year ended December 31, 2004

Future income tax assets
Tax losses	5,709
Less valuation allowance	(5,709)
Net future income tax assets	-
Future income tax liabilities
Mineral Properties	(1,302,283)
Net future income tax liabilities	(1,302,283)

At December 31, 2004, the Company had non-capital losses of approximately $17,015 available to reduce future taxable income. Of this amount, $10,754 will expire in seven years.

9. SUBSEQUENT EVENTS

In addition to items disclosed elsewhere in these notes, the following occurred during the period subsequent to December 31, 2004 and up until May 26, 2006:

Share Capital

Shares issued

During 2005 the company completed two private placements resulting in the issuance of 6,778,383 common shares at a price of CAD$1.50 (average USD$1.21) per share for aggregate gross proceeds of $8,321,622.
In addition the company issued 200,000 shares to a director at an estimated fair market value of CAD$1.75 (USD$1.51) per share for services rendered that resulted in the company securing greater rights in the Kalukundi project than had originally been anticipated.

Proceeds from the share placements in 2005 will be used to finance operations and the ongoing $6 million feasibility study on the Kalukundi project in the DRC.

Options

During the 2005 the Company adopted an incentive plan in which common shares totalling up to 20% of the issued shares of the Company have been made available for the Company to grant incentive stock options to certain directors, officers, employees and consultants of the Company.

AFRICO RESOURCES LTD.
Notes to the Consolidated Financial Statements
(Stated in US Dollars)

9.	SUBSEQUENT EVENTS (continued)

During 2005 the Company granted 1,025,000 stock options, at a price of CAD$0.75, and 200,000 options at a price of CAD$1.50 per share, to officers, employees and consultants,

During 2006 the Company granted / ratified a further 325,000 options at a price of CAD$1.75 and 770,000 options at a price of CAD$2.50 per share to officers, employees and consultants.

Mineral properties

H&J Investment

In May 2005 the Company increased its holding in H&J from 24% to 36% by making a further $250,000 payment as described in note 4. In May 2006 the Company increased its holding in the H&J from 36% to 48% by making a further $250,000 payment as described in note 4.

On May 18, 2006 the Company completed the feasibility study for the Kalukundi project thereby fulfilling H&J’s obligation in respect of the project and earned its interest in the project. The Company is required to submit a production decision and financing plan by November 18, 2006.

Kamanasi

In June 2005 the company entered into an due diligence-option agreement with La Congolaises des mines et de developpement s.p.r.l. (COMIDE) to form a Joint Venture to explore for, and exploit viable deposits of Copper and Cobalt and other base or precious metals and minerals on the Kamasani Properties.

At the date of finalization of this report the Company has not been able to establish certain matters in respect of title and has not finalized negotiations concerning the property. Costs associated with the property of $683,403 were written off during 2005.